UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June, 2012.

Commission File Number: 1-35016

SGOCO Group, Ltd.

14/F, Building #4, Beijing International Center
No. 38 East 3rd Ring Road North
Chaoyang District

Beijing, China 100026

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Registrant’s Certifying Accountants

On June 11, 2012, the audit committee of the board of directors of SGOCO Group, Ltd. (the “Company”) approved the appointment of Crowe Horwath (HK) CPA Limited (“Crowe Horwath”) as the Company’s independent registered public accounting firm.

During the two fiscal years ended December 31, 2011 and through June 11, 2012, neither the Company nor anyone on its behalf consulted Crowe Horwath regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Crowe Horwath concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or a “reportable event.” As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

A copy of the related press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This report is hereby incorporated by reference to the Company’s Registration Statement on Form F-3 (File No. 333-176437).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: June 12, 2012	By:	/s/ Burnette Or
Burnette Or Chief Executive Officer

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Exhibit Index

Exhibit Number	Description

99.1	Press Release dated June 12, 2012

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